A LOOK INTO



Quaesītus



ABOUT QUAESĪTUS

Quaesitus is a Talent & Knowledge Development and Management System that has been designed around an intuitive and holistic approach to people interaction in organizations. By fostering immerse participation from all members of the organization and channeling it into a collective digital consciousness, it takes away the biases from the recruitment and performance reviews. It provides a life-long dynamic platform for managing career paths and facilitating life long learning.







TALENT MINING

Contract, Hiring & Onboarding

JOB SEARCH ENGINE & GIG/FREELANCE WORKER MARKET PLACE

- Full job search engine with a dashboard notification, showing companies looking for candidates which skills, experience & preferences of the job match the profile of the individual.
- It also doubles as a Gig / Freelance worker “marketplace” with additional functionalities.



Quaesītus
Jobs
Companies
Login
Register
Get Your Future Started
The easiest way to find a dream job
Search Skills or Designation
Search Skills or Designation
Company Name
Enter Company Name
Location
All
Search Jobs
Browse Jobs
Information Technology
23082 Jobs
Manufacturing/Engineering
13082 Jobs
Banking & Finance
10182 Jobs
SCM & Operations/BPO
4120 Jobs
Sales & Marketing Jobs
3912 Jobs
All Jobs
22312 Jobs
Hiring Companies
INITECH
GLOBEX CORPORATION
ACME
© 2019 - ALL RIGHTS RESERVED

JOB & GIG SEARCH ENGINE

- Quaesitus' unique job search engine lets the user select multiple options for their search and to configurate how companies find their profile. Users can select between the following search options:

- 1. Standard : Quaesitus will match skills, experience & interest between the user and the company job posting.

- 2. Gig & Contract: Quaesitus will match users with project postings from companies based on project requirements, interest and expertise of users.

- 3. Flex work: Quaesitus' unique option allows users and companies to choose the "contract a gig or freelance format" first, but with a dual interest to make it a permanent position based on the results of the project work. This provides the unique opportunity for both parties to explore each other before moving into a direct hire.

Quaesitus
Jobs
Companies
Welcome Monica Brown
Get Your Future Started
The easiest way to find a dream job
Search Skills or Designation
Search Skills or Designation
Company Name
Enter Company Name
Location
All
Search Jobs
Recommended Jobs
Recommended Employers
INITECH
Apply Now
Application Developer (2-4 Years)
Initech Corporation
San Francisco, California
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Skills :
Requirement Gathering
Requirement Analysis
Wireframing
FRD
Best in Industry
INITECH
Apply Now
Application Developer (2-4 Years)
Initech Corporation
San Francisco, California
Lorem ipsum dolor sit amet, consectetur adipisicing elit, sed do eiusmod tempor incididunt ut labore et dolore magna aliqua...
Skills :
Requirement Gathering
Requirement Analysis
Wireframing
FRD
Best in Industry
Show More Jobs
Monica Brown
Business Analyst at Globex
Profile Performance :
0 Recruiters Viewed
0 Search Appearances
0 Recruiters Message
My Job Board :
0 Jobs Viewed
0 Jobs Saved
0 Jobs Applied
My Skills :
Requirement Gathering
Wireframing
Requirement Analysis
FRD
Update Skills
Update your skill to get relevant job alert.
Certify your Skills
Give Simulation Skill test to boost your career growth
© 2019 - ALL RIGHTS RESERVED

DIGITAL NOMAD COMPANION APP

- Quaesitus' unique Companion App for the Digital Nomad that merges job search, gig work & remote work spots.
- Individual business kiosk – provides the user with a one place interface for project management, project search & bidding, client communications & more…
- Remote work spot finder – This unique tool not only advises spots for remote work but also provides info on:
  - Wifi quality level
  - Space style & capacity
  - Food & drinks offering plus rating
  - Power connections availability
  - Additional amenities
  - Background noise level (suitable for calls or not)
  - Pet friendly status
  - Digital nomad rating (rated by peers)
- It only shows businesses that support remote work to ensure it is a Digital Nomad-friendly space.



Jobs
Companies
Welcome Monica Brown
Monica Brown Technik Services
Project Status
Project Offers
Apply Now
Application Developer (2-4 Years)

Gig & contract worker business kiosk

Gig & contract worker remote work spot finder





Dingley Rd
Mora St
Hull St
Lever St
Radnor St
Bartholomew Square
LSO St. Luke's
Old St
Whitecross St
Garrett St
Golden Ln
Bath St

CANDIDATE PROFILE

▪ Provides a full view of the individual skillset of the candidate including the maturity level of each skill. This profile will accompany an individual for their whole career, independent of the company they work for.

▪ The skills will be entered by the individual, but the platform provides a separate category for verified skills.

▪ Skills are verified (or validated) through tests (available on the platform), certificates, certifications as well as licenses or trainings that have been completed by the individual

▪ The Skills Assessment remove al biases from the process by focusing on the candidate's skillset and capabilities.

▪ Education, certification or licenses.

▪ Personal data

▪ Additional information can be incorporated with customizable fields.

CANDIDATE PROFILE

- Full detailed view of the skills, experience & certifications of the candidate.

Quaesitus
Employees
Trainings
Media
Q-Oracle
Career
Mentoring
Welcome Monica Brown
My Skills
Skills*
Years of Experience*
Certificate / Licence Name
Upload Certificate
Browse
(doc, docx, pdf - 2 MB max)
Certified Test Name
Add
Clear
Skill | Years of Experience | Level | Certificate / Licence | Certificate | Test | Last Updated | Action
Creative Problem Solving | 3 | Self Evaluated | NA | NA | Test 1 | 11/18/2019
Emotional Intelligence | 2 | Self Evaluated | NA | NA | Test 2 | 11/18/2019
Effective Communication | 4 | Validated | Effective Communica... | Effective Comm... | Test 3 | 11/21/2019
Attention to Detail | 4 | Validated | Attention to Detail... | AttentionDet... | Test 4 | 11/21/2019
Meticulous Organization | 5 | Validated | Meticulous Organiz.. | MeticulousOrga... | Test 5 | 11/21/2019
Multitasking | 3 | Self Evaluated | NA | NA | Test 6 | 11/18/2019
Adaptability | 3 | Self Evaluated | NA | NA | Test 7 | 11/20/2019
© 2019 - ALL RIGHTS RESERVED

Q-VIDEO PORTAL

Q-Video provides a quick way to connect people. It lets the user choose between individual or group connections. But it does not stop there, it also provides:

- Integrated video platform for interview, mentoring & remote work communications.
- Facilitates individual one to one interviews.
- Self-paced video interview feature with preset questionnaire
- Onboarding introduction videos
- Training videos
- Facilities & work areas videos



Interview
OnBoarding
Interview Questions
Question 1
Question 2
Question 3
Question 4
Question 5
Question 2
What interests you in our organization?
Video in Progress
Remaining Questions : 4
Timit Limit : 01:00
Stop Recording
Have any questions ? Head to the forums for discussion with the Quaesitus Team!
© 2019 - ALL RIGHTS RESERVED

Q-VIDEO PORTAL

- The Group Room Option let you perform:

- Virtual meetings and trainings.

- Panel interviews

  - With an online interviewer candidate assessment form – This online form let interviewers make a of documented assessment online that is ready as soon as the session is completed.

  - The online interviewer candidate assessment from can be standardized by role or customized for specific hires.



PERSONALITY TEST

- 3 integrated standard personality tests (written report & radar chart views)
- DISC personality test (pay per use)
- Additional tests could be added on demand
- The platform also proposes a business simulation-based case study exercise that assesses skill and competency mastery of the candidate for selected skills (for individuals or up to 3 candidates in a team)

uaesītus
Jobs
Companies
Welcome Monica Brown
Personality Test
Question 1 of 10
Am the life of the party.
Disagree
Slightly Disagree
Neutral
Slightly Agree
Agree
Next
© 2019 - ALL RIGHTS RESERVED

PERSONALITY TEST

- Personality test detailed report

Quaesitus

Jobs Companies Welcome Monica Brown

Personality Test Result

Personality Test Report | Radar Chart

Here is how you rated on each of the Big 5 Personality traits - extraversion, agreeableness, conscientiousness, emotional stability and openess to experiences.

Traits	Score	Meaning
Extraversion	8.00	You appear to be more extraverted than most people. Extraversion is characterized by positive emotions, surgency, and the tendency to seek out stimulation and the company of others.
Agreeableness	10.00	You have scored higher than many others in agreeableness, suggesting you are more compassionate and cooperative toward others.
Conscientiousness	6.50	You scored higher than many people on conscientiousness, suggesting you may sometimes value self-discipline (in others, if not always in yourself), trying to act dutifully when you can, and perhaps aiming for
Neuroticism	8.00	You have scored quite high in emotional stability, suggesting that you are rarely easily upset and are far less emotionally reactive to stressful or painful situations or people than most others. People who score high on this trait tend to be calm, emotionally stable, and free from
Openness to Experiences	7.00	You have scored quite high on your openness to experiences. This suggests a general appreciation for art, emotion, adventure, unusual ideas, imagination, curiosity, and variety of experience.

PERSONALITY TEST

- Personality test radar chart view
- Radar chart can be used to compare up to 3 candidates



Quaesitus
Jobs
Companies
Welcome Monica Brown
Personality Test Result
Personality Test Report
Radar Chart
Here is how you rated on each of the Big 5 Personality traits - extraversion, agreeableness, conscientiousness, emotional stability and openess to experiences.
Ⓐ
Agreeableness
A
compasssion
politeness
C
Conscientioussness
orderliness
industrioussness
E
Extraversion
assertiveness
enthusiasm
O
Openness
openness
intellect
N
Neurotic
Ⓑ
votality
withdrawal
© 2019 - ALL RIGHTS RESERVED

ONBOARDING DASHBOARD

- The dashboard can be customized by role & departments.
- It introduces the new employee to:
  - Welcome video
  - Site tour Video
  - Any other video the organization requires (no quantity limits)
  - Immediate manager/supervisor
  - The career mentor
  - Q-Oracle Coach
  - Team members and direct coworkers
  - Training schedule
  - Detailed checklist of additional onboarding task like benefits, safety, etc.





Quaesitus
Employees
Trainings
Media
Q-Oracle
Career
Mentoring
Welcome Monica Brown
Monica Brown
Business Analyst at Globex
+18450984053
monicabrown@gmail.com
Hire Date
Feb. 4, 2019
Joining Date
Feb. 10, 2019
Manager
Jennifer Brown
+18323030320
jenniferbrown@gmail.com
Career Mentor
Ronald Delgado
jenniferbrown@gmail.com
Q-Orade Coach
Juan Carroll
+12423256783
jenniferbrown@gmail.com
Videos
View All
Welcome from CEO
Site Tour
My Checklist
Before First Day :
Prepare Paperwork
Eric Packner
Feb 4, 2019
IT Department
Prepare Employer's Work Station
HR Department
Assign Required Reading
Training
First Day :
Welcome to the team
Sales Department
Tour of the office
Assign training material
First Week :
Assign first project
Explain expectations for the week
First Month :
Encourage to interact with team
Explain long-term goals
My Trainings
View All
Safety Training
HR Department
Company Policies
Products & Services Training
Sales Department
My Team
Jeniffer Brown
Lead Analyst
+18323030320
jenifferbrown@gmail.com
Amreli Smith
Lead Analyst
amreli@gmail.com
Laura Mython
Lead Analyst
laura@gmail.com
© 2019 - ALL RIGHTS RESERVED



TALENT DEVELOPMENT

**Skills Assessment &
Progressive Learning (Training)**



TRAINING

- Skills, certificates, licenses & experience validation module.

- Candidates can increase the "rating" of their profile – from expert to explosive - using the Quaesitus skill validation tool.

- The platform will connect to LMS content of the company directly as well as propose additional proprietary training modules such as business simulation-based interactive case studies (for individuals and teams)

Quaesitus

Employees   Trainings   Media   Q-Oracle   Career   Mentoring

Welcome **Monica Brown**

Trainings

Home / Trainings



Management Training

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2 Sections   8 Lessons



Accounts Training

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3 Sections   12 Lessons



Induction Training

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2 Sections   10 Lessons



Microsoft Office

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3 Sections   12 Lessons

Badges

Expert   Achieved 24 August 2019

Genius

Champion

Legend

Explosive

Load More Courses

TRAINING

- The platform shows advancement on the learning journey, thus facilitating on demand training, anytime and from anywhere.

Quaesitus
Employees
Trainings
Media
Q-Oracle
Career
Mentoring
Welcome Monica Brown
Management Training
Home / Trainings / Management Training
2 Sections
Sections
8 Lessons
Lessons
Professional
Skill Level
1 of 8 Lessons Completed
Course Progress
Description
Curriculum
Section 1
Lesson 1
Completed
Lesson 2
Lesson 3
Lesson 4
Lesson 5
Final Quiz
Section 2
Lesson 1
Lesson 2
Lesson 3
Final Quiz
Recent Courses
Management Training
Accounts
Induction Training
Microsoft Office
© 2019 - ALL RIGHTS RESERVED

TRAINING

- All content is curated on demand for each company. This is free of charge for companies with a large volume of licenses.

- In addition, a standard library of courses will be proposed to all subscribers (with a regular rotation and update of most relevant skills to be developed)



Management Training | ⟵ Back to Home

Section 1

- 📖 Lesson 1 ✓
- 📖 Lesson 2 ▶
- 📖 Lesson 3 🔒
- 📖 Lesson 4 🔒
- 📖 Lesson 5 🔒
- ❓ Final Quiz 🔒

Section 2

- 📖 Lesson 1 🔒
- 📖 Lesson 2 🔒
- 📖 Lesson 3 🔒
- ❓ Final Quiz 🔒

Lesson 2

Managment Skills

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Next

Marketing Strategy

f 🐦 in 📷

SKILLS ASSESSMENTS

- Talent Assessment is a critical tool to evaluate talent during (but not limited to) the hiring process. We believe that assessments tools need to be used across all human capital stages: hiring, onboarding, development, engagement and retention.

- Therefore, Quaesitus provides a holistic assessment tool that follows every individual throughout all career stages. This unique assessment incorporates various areas such as cognitive ability, problem solving, emotional intelligence and role specific skill sets, all packaged in one exercise.

- The assessment results in a series of radar charts that map the unique profile of each contributor. These charts can be customized for each organization and preferences. This brings performance management to a whole new level.



Quaesītus

Employees   Trainings   Media   Q-Oracle   Career   Mentoring   🔔   Welcome **Monica Brown** ▾

Skills Assessment Profile

Daisie Hany
Technical Analyst

📍 New York   💼 7 Year(s)

📞 +18450984053   ✉️ daisehany@gmail.com

Assessment Progress :

Skill Assessment Rating   181

Creative Problem Solving 🏅   **Score : 15**

Expertise Level	Competent
Years of Experience	1-3
Certificate / Licence Name	NA
Certificate	NA
Certified Test Name	Test 1

Emotional Intelligence 🏅   **Score : 06**

Expertise Level	Competent
Years of Experience	1-3
Certificate / Licence Name	NA
Certificate	NA
Certified Test Name	Test 2

Multitasking 🏅   **Score : 06**

Expertise Level	Competent
Years of Experience	3-10
Certificate / Licence Name	NA
Certificate	NA
Certified Test Name	Test 3

Effective Communication 🏅   **Score : 06**

Expertise Level	Competent
Years of Experience	1-3
Certificate / Licence Name	Effective Communication
Certificate	Effective Communication.pdf
Certified Test Name	Test 4



TALENT RETENTION

Performance Review, Mentoring, Coaching and Career Progression



CONTINUOUS PERFORMANCE REVIEW

- Quaesitus provides a continuous performance review methodology and tool that removes biases from the process by using an automated quantitative method to measure the performance of each individual.

- Each role in the organization has a defined skill set as part. For each role there is also a maturity level for the skill that is defined.

- The more training and experience an employee has, the higher the rating of the skill gets.

- The system also shows the skills that the mentor or the manager have identified for the career development of the individual.

- There is a list of performance criteria for each role that is in alignment with the job description.

- This combination of features removes opinions and subjective feedback from the performance review as much as possible.

Quaesitus — Employees | Trainings | Media | Q-Oracle | Career | Mentoring | Welcome **Monica Brown**

Performance Review Dashboard

Review Period : October-December 2019

Daisie Hany
Technical Analyst

New York | 7 Year(s)
+18450984053 | daisiehany@gmail.com

Rating

Overall Rating	840
Position Range	650 - 1000

Main Role Skills

Skills	Requirement	Period Base	Period Progress	Period Performance	Employee Comments	Manager Comments
▼ Creative Problem Solving	60-120	60	15	75 ↑		
▼ Project Management	60-120	65	5	70 ↑		
▼ Effective Communication	60-120	65	0	65		
▲ Ms Office Apps	60-120	75	-5	70 ↓		
MS Excel Year update	Mandatory		-5			

Career Development Skills

Skills	Requirement	Period Base	Period Progress	Period Performance	Employee Comments	Manager Comments
▼ Adaptability	60-120	60	10	70 ↑		
▼ Attention to Detail	60-120	65	5	70 ↑		
▼ Resourcefulness	60-120	65	0	65		

Main Role Performance

Element	Requirement	Period Base	Period Progress	Period Performance	Employee Comments	Manager Comments
▲ Policies	60-120	60	15	75 ↑		
Attendence			+10			
Policies Refresh Training			+5			
▼ Execution & Productivity	60-120	65	5	70 ↑		
▼ Professional Development	60-120	65	5	70 ↑		
▼ Safety & Environmental	60-120	65	0	65		
▼ Social Culture	60-120	75	0	75		

Overall Performance

Area	Period Base	Period Progress	Period Performance	Employee Comments	Manager Comments
▼ Main Role Skills	265	15	280 ↑		
▼ Career Developement Skills	190	15	205 ↑		
▼ Main Role Performance	330	25	355 ↑		
	785		840		

MULTI DIRECTIONAL CAREER MAPPING

- A transparent skills and experience-based career path is a key driver of engagement and performance
- Our Multi-Directional Career Mapping tool allows to identify in one glance the career path and progression for the current role
- We believe that very often you have great talent in an organization, but that person is in the “wrong” role.
- This is why the tool also displays up to 3 alternative roles within the organization that the candidate would be suited for based on skills and experience, thus facilitating lateral career moves
- It will serve as a great way to retain talent that wants to stay in the organization but switch roles.


Quaesītus
Employees
Trainings
Media
Q-Oracle
Career
Mentoring
Welcome Monica Brown
Multi Directional Career Mapping
Career Path
Alternate Career Path
Business Analyst 3
Current Role
Skills & Experience Level
Min. Role Requirements
In Development
- SAP Advance Analyst Module
Business Analyst 2
Career Path
Skills & Experience Level
Min. Role Requirements
In Development
- SAP Advance Analyst Module
- Customer Communications 1
Business Analyst 1
Career Path
Skills & Experience Level
Min. Role Requirements
In Development
- SAP Advance Analyst Module
Technical Sales 3
Alternate Career Path
Skills & Experience Level
Min. Role Requirements
In Development
- Customer Communications 1
R & D Researcher
Alternate Career Path
Skills & Experience Level
Min. Role Requirements
Project Manager 3
Alternate Career Path
Skills & Experience Level
Min. Role Requirements
© 2019 - ALL RIGHTS RESERVED

MENTORING DASHBOARD

- Shows in a glance all information relevant for the mentoring process:
- Last interactions
- Trainings: list of assigned trainings as well as the ones currently in progress or still pending
- Latest readings (that the coach or mentor assigned to the individual)
- Development exercises (that the coach or mentor assigned to the individual)
- Inner-company forums that will facilitate exchange of solutions and best practices within the organization

Quaesitus
Employees
Trainings
Media
Q-Oracle
Career
Mentoring
Welcome Monica Brown
Mentoring Dashboard
Date
Notes
Mentor
12/5/2019
Discuss the addition of level 2 Skills for career development.
John Smith
12/5/2019
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Mitchel Grace
12/5/2019
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Mitchel Grace
Reading
Customer Communications
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Development Exercises
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Customer Communications
Customer Communications
In Progress
SAP Advance Analyst Module
Customer Communications 1
Behind
Customer Communications
Development Training
SAP Advance Analyst Module
Customer Communications 1
Customer Communications 2
Customer Communications 3
References Forums
Business Analyst Forum
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© 2019 - ALL RIGHTS RESERVED



COLLECTIVE INTELLIGENCE

**Knowledge Transfer
and Management**



Q-ORACLE

- Q-Oracle is a one-of-a-kind knowledge management platform that serves as the collective wisdom and knowledge portal of the organization. Q-Oracle collects data from all areas of Quaesitus via the companion app Oraculi and uses this data to digitalize and virtualize the organization's Q-Identity.

- Organizations create forums for individuals to collect, share and create best practices, exchange of knowledge and can come for help and advise (similar to crowd sourcing within the organization)

Quaesitus

Employees   Trainings   Media   Q-Oracle   Career   Mentoring

Welcome **Monica Brown**

Q- Oracle Forums

Search

Trending Topics

Safety Forum
231 Members
By Team Name

Innovation Forum
535 Members
By MFG High Performance Team

Industrial Forum
425 Members
By MFG High Performance Team

Safety Forum
425 Members
By Team Name

All Things Cloud Forum
1,145 Members
By Team Name

Diversity Forum
800 Members
By Team Name

Safety Forum
312 Members
By Team Name

Innovation Forum
535 Members
By MFG High Performance Team

Industrial Forum
425 Members
By MFG High Performance Team

Safety Forum
425 Members
By Team Name

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Q-ORACLE

- The tool also allows senior leadership and sector leaders to interact with groups directly for important messages such as change of reports, a new training, any other important information.

- Tags (@everyone, @analysts) allow to target people by group, by forum or everyone within the organization, depending on the needs

Q-ORACLE

- The AI engine behind this will analyze the trending topics and curate a summary for the leadership within the organization to get an understanding of the "hottest" topics, major trends of discussions and overall spirit and mindset within the organization.

ORACULI MENTORING APP

- Oraculi is our unique virtual mentoring app.

- It serves as the main interface for every member of the organization.

- Oraculi is designed to follow every aspect of knowledge management (acquisition, development and sharing) of each user throughout their professional life. It kicks off at the onboarding phase and will accompany each contributor throughout their career.





SOME OF THE TALENT ADMINISTRATION TOOLS



JOB POSTING MODULE

- Organizations can create up to 6 types of job postings.
  - Internal Only
  - External Only
  - Internal & External
  - Contract
  - Contract to Hire
  - All options

uaesitus
Job Postings
Candidates
Welcome Alex Thomas
Create Job Posting
Job Opening Information
Position Title*
Contact Name
Assigned Recruiter
Target Date
Job Opening Status
Industry
Work Experience
Posted On
Account Manager
No. of Position
Date Opened
Job Type
City
Country
Salary
Key Skills
Skills
Job Description
Job Functions / Responsibilities
Save
Cancel
© 2019 - ALL RIGHTS RESERVED

JOB POSTING MANAGER

- Organizations can

- Track job posting by

  - Location

  - Role

  - Status

- View the statistics (and status) of each posting

Quaesitus

Job Postings   Candidates   Welcome **Alex Thomas**

Job Postings

+ New Job Opening

Job ID	Title	Assigned Recruiter	Target Date	Job Opening Status	Location	Action
SW_123	iOS Developer	John Smith	09/23/2019	On Hold	San Fransisco	🗑
SW_124	Andriod Developer	Mitchel Grace	09/24/2019	In Progress	San Fransisco	🗑
SW_125	iOS Developer	Mitchel Grace	09/25/2019	Filled	Boston	🗑
SW_126	Business Analyst	John Smith	09/26/2019	In-Progress	San Fransisco	🗑
SW_127	iOS Developer	Mitchel Grace	09/27/2019	In-Progress	San Fransisco	🗑
SW_128	Andriod Developer	Mitchel Grace	09/28/2019	On Hold	Boston	🗑
SW_129	iOS Developer	John Smith	09/29/2019	In Progress	San Fransisco	🗑
SW_130	Business Analyst	Mitchel Grace	09/24/2019	Filled	San Fransisco	🗑
SW_131	iOS Developer	Mitchel Grace	09/24/2019	In-Progress	Boston	🗑
SW_132	iOS Developer	John Smith	09/23/2019	On Hold	San Fransisco	🗑
SW_133	Andriod Developer	Mitchel Grace	09/24/2019	In Progress	San Fransisco	🗑
SW_134	iOS Developer	Mitchel Grace	09/25/2019	Filled	Boston	🗑
SW_135	Business Analyst	John Smith	09/26/2019	In-Progress	San Fransisco	🗑
SW_136	iOS Developer	Mitchel Grace	09/27/2019	In-Progress	San Fransisco	🗑
SW_137	Andriod Developer	Mitchel Grace	09/28/2019	On Hold	Boston	🗑
SW_138	iOS Developer	John Smith	09/29/2019	In Progress	San Fransisco	🗑

Showing 1 to 15 of 40 entries

1 2 3 4

INTERVIEW MANAGER

- It allows organizations to schedule and track interviews.
  - In person
  - Q-Video live
  - Q-Video one to one
  - Q-Video self-paced with questionnaire.

Quaesitus
Job Postings
Candidates
Welcome Alex Thomas
Interview invite for Business Analyst profile
Business Analyst (2 - 4 Years)
Rasterd LLC.
Details
Rastered LLC is MNC IT company looking for the profile of experienced Business Analyst
Skills
Requirement Gathering, Requirement Analysis, Wireframe, FRD
Location
Chicago, Boston
Dear Monica,
As a result of your application for the position of Business Analyst, I would like to invite you to attend a video conference interview, so kindly accept the invite as per your availibility.
Best Regards,
Thomas Gunn
Interview Type
Video Recording with self pace questionnaire
Live video one on one or panel interview
Date
20-12-2019
Time
04
30
PM
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Select Interviewer
Michael Smith
John Philips
James Smith
Maria Garcia
Joseph Taylor
Charles Wilson
David Brown
Catherine Jones
Michael Smith
James Smith
Inperson Interview questionnaire and evaluation
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Daisie Hany
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Email Id: daisiehany@gmail.com
Joined On: 02 Jul 2018
Address: New York
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